DR PEPPER SNAPPLE GROUP, INC.
5301 Legacy Drive
Plano, Texas 75024
August 5, 2010
John Reynolds
United States Securities Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2010
File No. 001-33829
Dear Mr. Reynolds:
This letter sets forth the responses of Dr Pepper Snapple Group, Inc. (the “Company”) to the additional comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 14, 2010 (the “Comment Letter”). For your convenience, we have repeated the comment of the Staff in bold type face exactly as given in the Comment Letter and set forth is our response below the comment.
References in the “Response:” sections below to “Company”, “we”, “our”, or “us” refer to Dr Pepper Snapple Group, Inc. and its consolidated subsidiaries, unless the context requires otherwise.
General
1.	We note your response to comment three in our letter dated May 25, 2010 and we reissue the comment as it relates to segment operating profits. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure. Regarding the operating metrics, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Response:

To the extent Segment Operating Profit is used as a performance measure for the Company’s annual Management Incentive Plan, the Company will provide disclosure of its segment operating profit goals. An example of how this disclosure would have read in our Proxy Statement filed on March 30, 2010 (“Proxy Statement”) is shown below:

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Segment Operating Profit:

	Target 100%	Actual
	Achievement	Achievement*
Segment	(in millions)	(in millions)
Beverage Concentrates	$650	$707
Packaged Beverages	$543	$595
Latin America Beverages	$59	$57
* As adjusted and on a currency neutral basis.
To the extent operating metrics are used as a performance measure for the Company’s annual Management Incentive Plan, the Company will provide disclosure regarding how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed operating metric performance measures. An example of how this disclosure would have read in our Proxy Statement is shown below:
Operational Metrics:

The performance measures for operating metrics are set at levels that are challenging, but achievable. Since 2009 was the first full year the Company operated as a standalone company and it was the first year that the Company used operating metrics as a performance measure for determining incentive compensation, it was difficult to predict achievability. However, the Compensation Committee set such measures at levels that they reasonably believed would contribute to the success of the Company in 2009 and expected operations to meet based on the achievable, but challenging standard. In 2009 average results based on various operational metrics were 112.6% of target for the President, Packaged Beverages, 100.6% of target for the President, Beverage Concentrates and Latin America Beverages, and 107.7% of target for the Executive Vice President, Supply Chain. The achievement of the operational metrics contributed to the overall financial success of the Company in 2009.
In future years the Company will include historical perspective on the achievability of the operating metrics.
In connection with the above, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

If you have any questions or comments regarding this letter, please contact Martin Ellen at 972-673-4685 or Wayne Lewis at 972-673-7376.

DR PEPPER SNAPPLE GROUP, INC.
By:	/s/ Martin M. Ellen
Martin M. Ellen,
Executive Vice President and Chief Financial Officer

cc:	Mr. Bryan McAllister
Mr. Ryan Milne
Mr. Damon Colbert
Ms. Pamela Howell

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